Ourotech Business Plan

Contact

Duleeka Ranatunga, CEO

896 Mandolin Place

Mississauga, Ontario, Canada L5W 1S1

416 726 4325

dranatun@ourotech.ca

Table of Contents


Executive Summary


Executive Summary

A patient that is diagnosed with cancer today will have a genetic screen on their tumor sample to determine their subtype of cancer. Based on the cancer subtype, they are given a first treatment. If that doesn't work, they are given a second treatment. If that doesn't work, they are given a third treatment. Why experiment with a patient's body; wasting time and risking their life?

Ourotech has created a medical device that simulates the human body and tests all potential treatments to find out which treatment works best for each patient. Ourotech's device is capable of testing combinations of drugs and immunotherapies, which other competitors are unable to do. In 7 days, Ourotech can determine the ideal treatment for each patient using their tumor sample.

Market size

The timing is just right for this product because cancer treatment is now focused on using an increasing combination of drugs, making a doctor's job more difficult in selecting the right combination. The tumor profiling market we are in is expected to reach $8.74B Billion in 2022 and has been growing at 10.7% CAGR. Ourotech's